FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

TORONTO, April 29, 2004

FIRST QUARTER FINANCIAL RESULTS

Fairfax Financial Holdings Limited continued to produce excellent underwriting performance in the 2004 first quarter. The combined ratio of its insurance and reinsurance operations was 95.7% for the quarter, with every operating company producing a combined ratio below 100%, compared to a combined ratio of those operations of 98.2% for the first quarter of 2003.

Lower realized gains, increased interest expense and runoff costs and Lindsey Morden losses associated with the sale of its TPA business resulted in net earnings decreasing significantly in the quarter.

Subsequent to March 31, 2004, pursuant to approval by the California Department of Insurance, 26.4 million shares of OdysseyRe (with a current market value of approximately US$660 million) were released from the trust established for TIG’s benefit, where they had been held principally pending TIG’s satisfaction of certain financial tests at the end of 2003. As a result of discussions with the California Department of Insurance and in light of the Department’s approval of a one-year deferral of payment by the company of the $100.0 million final note instalment originally due to TIG on June 30, 2004, 2.0 million shares of OdysseyRe (with a current market value of approximately US$50 million) and all of the shares of Fairmont Specialty Group and its subsidiaries (with GAAP capital at March 31, 2004 of US$159.2 million) continue to be held in the trust.

Following is a summary of the first quarter financial results:

	THREE MONTHS ENDED
	MARCH 31
	(US$ millions except per share amounts)
	2004	2003
Total revenue	1,484.8	1,334.8
Earnings before income taxes and non-controlling interests	82.4	169.0
Net earnings	39.5	101.5
Net earnings per share	$2.63	$6.97
Net earnings per diluted share	$2.59	$6.97

Combined ratios were as follows:

	THREE MONTHS ENDED
	MARCH 31
	2004	2003
Insurance-Canada (Northbridge)	92.8%	95.4%
-U.S.	99.7%	98.2%
-Asia	91.7%	99.2%
Reinsurance (OdysseyRe)	95.0%	99.0%

Consolidated	95.7%	98.2%

At March 31, 2004, the pre-tax unrealized gain on portfolio investments was US$322.1 million, an increase of US$77.2 million from the unrealized gain of US$244.9 million at the end of 2003.

There were 13.9 million weighted average shares outstanding in the first quarter of 2004 compared to 14.1 million in the first quarter of 2003.

Fairfax’s detailed first quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, April 30, 2004 to discuss its first quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946